   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 22, 2000
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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------

                                 SCHEDULE 14D-9

                                 (RULE 14d-101)
                     SOLICITATION/RECOMMENDATION STATEMENT
                             UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                             ACNIELSEN CORPORATION
                           (NAME OF SUBJECT COMPANY)

                             ACNIELSEN CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   004833109
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             EARL H. DOPPELT, ESQ.
                            EXECUTIVE VICE PRESIDENT
                              AND GENERAL COUNSEL
                             ACNIELSEN CORPORATION
                                177 BROAD STREET
                          STAMFORD, CONNECTICUT 06901
                                 (203) 961-3000
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON
                   BEHALF OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                               RICHARD A. GARVEY
                                 JOHN G. FINLEY
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                         NEW YORK, NEW YORK 10017-3954
                                 (212) 455-2000

Check the box if the filing relates solely to preliminary communication made before the commencement of a tender offer. [ ]
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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company is ACNielsen Corporation, a Delaware corporation (the "Company"), and the address of its principal executive offices is 177 Broad Street, Stamford, Connecticut 06901. The telephone number of the Company at its principal offices is (203) 961-3000.

     The title of the equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $0.01 per share (the "Common Stock"), of the Company, including the associated preferred share purchase rights (the "Rights") issued pursuant to the Rights Agreement, dated as of October 17, 1996, between the Company and First Chicago Trust Company of New York (the "Rights Agent"), as amended by the amendment thereto dated as of December 17, 2000 (as so amended, the "Rights Agreement"). References herein to the "Shares" mean the outstanding shares of the Common Stock and the associated Rights. As of November 30, 2000, there were 57,830,966 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The filing person is the subject company. The Company's name, business address and business telephone number are set forth in Item 1 above.

     This Statement relates to the tender offer by Artist Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of VNU N.V., a corporation organized under the laws of The Netherlands ("Parent"), to purchase all outstanding Shares at a price of $36.75 per Share (the "Offer Consideration"), net to the seller in cash, without interest thereon, as described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2000 (the "Offer to Purchase") and the related Letter of Transmittal (which Schedule TO, Offer to Purchase, Letter of Transmittal and other documents, together with any supplements or amendments thereto, are referred to herein collectively as the "Offer Documents").

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of December 17, 2000 (the "Merger Agreement"), among the Company, Parent and Purchaser. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference.

     The Schedule TO states that the principal executive offices of Parent are located at Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands and the principal executive offices of Purchaser are located at 770 Broadway, New York, New York 10003-9595.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are, except as noted below, described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934 (the "Information Statement") that is attached as Annex B to this Statement and is incorporated herein by reference. Except as described in this Statement (including in the Exhibits hereto and in Annex B hereto) or incorporated herein by reference, to the knowledge of the Company, as of the date of this Statement there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between the Company or its affiliates and (1) the Company's executive officers, directors or affiliates or (2) the Purchaser or the Purchaser's officers, directors or affiliates.

AGREEMENTS AND POTENTIAL CONFLICTS BETWEEN THE COMPANY AND ITS EXECUTIVE
OFFICERS

     Certain members of the Company's management, including the Company's Chairman and Chief Executive Officer and Vice Chairman, who are also members of the Board of Directors of the Company (the "Board"), have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as Company stockholders generally, as described below. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

  (a) Executive Agreements

     In connection with the Merger, the Company entered into amended change in control agreements with each of Nicholas Trivisonno, Michael Connors, Earl Doppelt and Robert Chrenc. The agreements will become effective upon the consummation of the Offer. Pursuant to the agreements, each executive is entitled to a lump-sum payment of his benefits under his change in control agreement if he remains employed by the Company on the date that is 90 days following the consummation of the Offer (the "Payment Date") or if, prior to the Payment Date, (i) his employment is terminated by the Company without "cause" (generally a termination other than for the executive's willful and continued failure to perform his duties or his engaging in conduct that is materially injurious to the Company), (ii) he resigns for "good reason" (generally a reduction in compensation or a required relocation), or (iii) he dies or becomes disabled. The lump-sum payment includes: (i) three times the sum of the executive's annual base salary and annual bonus; (ii) a prorated portion of the executive's annual target bonus; (iii) a full target bonus payable with respect to any long-term performance period in effect at the time of the consummation of the Offer; and (iv) the present value of the executive's benefits under the Company's 1996 Supplemental Executive Retirement Plan using the maximum credited service allowed to be taken into account and assuming that the executive is employed at age 55.

     In addition, upon an executive's termination of employment following the Payment Date (or, prior to the Payment Date, if he is terminated by the Company without cause, he resigns for good reason, or he dies or becomes disabled) the executive will be entitled to the following benefits: (i) his full base salary through the date of termination; (ii) cash reimbursement of up to 20% of his annual compensation (but no more than $100,000) for outplacement and job separation expenses; (iii) life and health insurance coverage for up to 36 months; and (iv) retiree life and medical insurance beginning at age 55.

     In addition, the executive is entitled to a gross-up payment from the Company to cover any required excise taxes payable by the executive as a result of any payments made in connection with the Offer and/or the Merger. Upon the consummation of the Offer, the full amount of each executive's lump-sum payment (including any gross-up payments) will be deposited in an escrow account. In consideration for the acceleration of these payments, the executives have agreed to (i) refrain from competing with the Company or soliciting the Company's customers and employees during the eighteen-month period following the consummation of the Offer, (ii) the termination of their previously executed change in control agreements and (iii) repay their loans pursuant to the loan agreements with Northern Trust Company, which are guaranteed by the Company, on or prior to the Payment Date.

  (b) Stock Based Awards

     The Company, Purchaser and Parent have agreed, pursuant to the Merger Agreement, that certain actions will be taken with respect to stock options held by directors and employees of the Company. As of the Effective Time, each outstanding option to purchase Shares will be canceled by the Company and, in consideration, the Company will pay to the holder of the option an amount equal to the product of (A) the excess of the merger consideration of $36.75 per Share (the "Merger Consideration") over the exercise price per Share and (B) the number of Shares subject to such option.

     In addition, as of the Effective Time, (i) each then outstanding deferred share unit issued under the Directors' Deferred Compensation Plan shall be cancelled and in consideration of such cancellation, the holder of such deferred share unit shall receive as promptly as practicable following the Effective Time a cash payment equal to the number of deferred share units then held by such holder, multiplied by the Merger Consideration, (ii) each deferred cash account established under the Directors' Deferred Compensation Plan shall be cancelled and in consideration of such cancellation, the participant in whose name the deferred cash account is established shall receive as promptly as practicable following the Effective Time a cash payment equal to the balance in such deferred cash account and (iii) each then outstanding share of restricted stock issued under the Directors' Plan shall be cancelled and in consideration of such cancellation, the holder of

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such shares of restricted stock shall receive as promptly as practicable following the Effective Time a cash payment equal to the number of shares of restricted stock then held by such holder, multiplied by the Merger Consideration.

MERGER AGREEMENT

     In connection with the transactions contemplated by the Merger Agreement, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the material terms of the Merger Agreement set forth in Section 10 of the Offer to Purchase is incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

  (a) Recommendation of the Board of Directors

     The Board of Directors, at a meeting duly called and held on December 17, 2000, unanimously (1) determined that the Merger Agreement, the Offer and the Merger are fair to and in the best interests of the Company's stockholders, (2) approved the Merger Agreement and the transactions contemplated thereby and (3) declared the advisability of the Merger Agreement and resolved to recommend acceptance of the Offer and adoption of the Merger Agreement by the holders of Shares.

YOUR BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

  (b) (I) Background of the Offer; Contacts with Parent

     During the period from late 1999 until November 2000, representatives of VNU, Inc., a wholly owned subsidiary of Parent, and the Company held negotiations with respect to creating an international joint venture wherein each party would contribute certain of its media and film entertainment assets and license certain technology. On January 5, 2000, VNU, Inc. and the Company entered into a confidentiality agreement.

     On June 22, 2000, Nicholas Trivisonno, Chairman and Chief Executive Officer of the Company and Gerald Hobbs, Chief Executive Officer of VNU, Inc. met for dinner in New York City and discussed their respective businesses. Mr. Hobbs spoke about potential strategies of Parent and transactions that might be attractive to Parent, including possible business combination transactions with the Company and others.

     On September 5, 2000, Mr. Hobbs met with Mr. Trivisonno at the Company's offices in Stamford, Connecticut to discuss the possibility of a business combination between Parent and the Company. At that meeting, Mr. Hobbs inquired as to whether Mr. Trivisonno would support an acquisition of the Company by Parent if Parent authorized such a proposal in the future. Mr. Trivisonno informed Mr. Hobbs that the Company was not for sale. However, in light of the potentially compelling benefits of a business combination with Parent, Mr. Trivisonno indicated that the Company would be willing to discuss the matter further with Mr. Hobbs and other representatives of Parent.

     Accordingly, on September 11, 2000, Mr. Trivisonno, Michael Conners, Vice Chairman of the Company, Robert Chrenc, Executive Vice President and Chief Financial Officer of the Company, Earl Doppelt, Executive Vice President and General Counsel of the Company and a representative of Evercore Group Inc. ("Evercore") gave a presentation on the nature of the Company's business, its operating results and its "Operation Leading Edge" program to Mr. Hobbs, Thomas Mastrelli, Chief Operating Officer of VNU, Inc., Dan O'Shea, Chief Operating Officer of VNU MI and a representative of Merrill Lynch.

     At a regularly scheduled meeting of the Board on September 22, 2000, Mr. Trivisonno updated the Board on the current status of discussions with Parent. At the meeting, Mr. Doppelt provided a review of the Board's legal duties under the circumstances.

     On September 26, 2000, Mr. Doppelt met with James Ross, Vice President and General Counsel of VNU, Inc. as well as representatives of Parent's outside counsel, Shearman & Sterling, at the offices of

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Shearman & Sterling. Mr. Doppelt reviewed the history of the action commenced by
Information Resources, Inc. on July 29, 1996 in the United States District Court for the Southern District of New York, naming as defendants The Dun & Bradstreet Corporation, A.C. Nielsen Company and I.M.S. International, Inc. (the "Litigation"), and its current status.

     On October 5, 2000, Mr. Hobbs met with Mr. Trivisonno at the Company's offices in Stamford, Connecticut. Mr. Hobbs indicated that VNU, Inc. was prepared to make an offer to acquire the Company for approximately $32 per Share, and outlined certain other elements of a possible transaction. He also stated that Parent would like to sign a definitive agreement for such a transaction by October 18, 2000. Mr. Trivisonno responded that he would not, and he believed the Board would not, support a transaction at that price.

     Mr. Trivisonno telephoned each of the Company's independent directors and updated them on the discussions with Mr. Hobbs. Each of the directors agreed that they would not be willing to proceed with a transaction on the basis outlined by Mr. Hobbs. On October 10, 2000, Mr. Trivisonno telephoned Mr. Hobbs and confirmed that the Board of Directors would not be willing to approve a transaction on the terms described by Mr. Hobbs on October 5. Mr. Hobbs and Mr. Trivisonno agreed to resume discussions with respect to the joint venture that had been contemplated earlier in the year.

     On November 10, 2000, Mr. Trivisonno and Mr. van den Bergh met socially for dinner in Amsterdam, The Netherlands. During dinner, Mr. van den Bergh indicated that Parent might be prepared to make an offer for the Company at $35 per Share. Mr. Trivisonno reiterated that he believed such a price would not be acceptable to the Board, but a price of $40 or above would be acceptable to the Company.

     On November 21, 2000, Mr. Hobbs faxed a letter from Mr. van den Bergh to Mr. Trivisonno with a note to contact Mr. Hobbs to discuss the contents of the letter. The text of the letter is set forth below:

                              [PARENT LETTERHEAD]

    November 21, 2000

     Mr. Nicholas L. Trivisonno
     Chairman and Chief
     Executive Officer
     ACNielsen Corporation
     177 Broad Street
     Stamford, CT 06901

     Dear Nick,

          As you, Jerry and I have previously discussed, the prospect of combining our two companies presents compelling strategic and financial advantages. The combination would create the world's leading media and marketing information services company across all distribution platforms, and reunite the ACNielsen brand.

          While you and I both see the exciting opportunities such a combination clearly presents for our two companies, the momentum we had developed toward a possible transaction has unfortunately slowed recently as we have worked to achieve a mutually acceptable view of the price to be paid to ACNielsen's stockholders in the combination.

          As you know, we believed that our proposal in October of a price in the range of $32.00 per share fairly valued ACNielsen. That price represented a premium of 37% over Monday's closing price of ACNielsen's common stock and a 39% premium over the average trading price of ACNielsen's common stock during the past 30 days. Nevertheless, you advised me that this price did not adequately reflect your views of ACNielsen's full value.

          We have reconsidered our prior proposal and are now prepared to significantly improve that proposal in an effort to move forward quickly to enter into a definitive agreement and clearly deliver full value to

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     your stockholders. Consistent with our discussions on November 10, 2000, I am pleased to report that the Supervisory Board of VNU has formally authorized me to present to you our revised offer to acquire all of the outstanding shares of ACNielsen's common stock in a merger transaction in which your stockholders would receive a price of $35.00 per share in cash. We believe this enhanced offer fully reflects the value of ACNielsen, including the appropriate financial benefits expected to result under Operation Leading Edge. Additionally, this price provides a premium of 49% over Monday's closing price of ACNielsen's common stock and a 52% premium over the average trading price of ACNielsen's common stock during the past 30 days. We are confident that our revised offer will be enthusiastically received by your stockholders. Nick, this increase is a significant step forward on our part and we are prepared to proceed on this basis only if you are prepared to move forward promptly with us toward the completion of a definitive agreement for the transaction.

          We recognize that your Board of Directors will want to understand how your management team would fit into the leadership structure of the combined company. We hope and expect that your management team would continue to play an important leadership role going forward. We will want and need ACNielsen's management to continue to build the business and we will work with you to identify the key employees and discuss appropriate roles and responsibilities and aim to put in place a generous management retention/incentive package that would be based on specific operating targets over the next few years. We would appropriately address ACNielsen's existing employment agreements, benefit plans and other commitments to its employees consistent with our detailed discussion last month. We are confident that your senior executives and workforce would find working in the combined company to be professionally rewarding and exciting.

          Our proposal is conditioned on its approval by the ACNielsen's Board of Directors and on the negotiation of a definitive merger agreement containing mutually acceptable terms. This proposal is also subject to our receipt of all regulatory and other required approvals, which we are confident will be obtained in a timely manner. We would, of course, expect to conduct a confirmatory due diligence investigation of ACNielsen prior to executing a definitive merger agreement, and we and our advisors are confident that we could complete our due diligence expeditiously. We have already obtained a bank commitment to finance the acquisition of all of the outstanding shares of ACNielsen's common stock and, consequently, our proposal is not conditioned on securing financing.

          We are submitting this offer on a confidential basis and have no current intention to announce it publicly. We view this transaction as a critical strategic initiative for VNU and, as indicated above, our revised offer is being presented on the condition that you agree to move forward with us promptly toward bringing the transaction to a successful completion. Accordingly, I would appreciate your response by December 6, 2000. Absent your favorable response by that date, our revised offer will be automatically withdrawn as our board wishes us to consider other available alternatives at that point.

          Nick, I know you and I both see clearly the benefits of the combination of our two companies and I hope that you and your Board will also now recognize the full value we are offering to your stockholders to bring this to completion. I am available at any time to discuss our revised offer with you and will look forward to your response.

                                          With kind regards,

                                          VNU nv

                                          /s/ R.F. VAN DEN BERGH
                                          --------------------------------------

                                          R.F. van den Bergh
                                          Chairman of the Executive Board

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     Mr. Trivisonno telephoned Mr. Hobbs and stated that the price indicated in the letter was not acceptable, and suggested that representatives of Evercore and Merrill Lynch should meet to discuss valuation. Mr. Hobbs suggested that Mr. Trivisonno should contact Mr. van den Bergh and propose a meeting of their respective financial advisors. On November 22, 2000, Mr. Trivisonno telephoned Mr. van den Bergh and they agreed to arrange a meeting between their respective financial advisors.

     On November 28, 2000, Mr. Hobbs called Mr. Trivisonno. Mr. Hobbs indicated that Parent had a Supervisory Board meeting scheduled for December 12, 2000, and that Parent would like to be apprised of the Company's response to Parent's proposal prior to that meeting. Mr. Hobbs also indicated that Parent's representatives would like to discuss the conduct of confirmatory due diligence and other matters with respect to a potential transaction.

     On November 30, 2000, representatives of Merrill Lynch and Evercore met to discuss valuation issues.

     Also on November 30, 2000, a telephonic meeting of the Board was held. At the meeting, Mr. Doppelt provided a review of the Board's legal duties with respect to a possible sale of the Company. Mr. Trivisonno updated the Board with respect to the discussions with Parent. Mr. Trivisonno noted that a special meeting of the Board had been called for December 5, 2000, and he stated that the purpose of that meeting was to have management and the Company's financial and legal advisors present the Board with the business, financial and legal information and advice necessary to enable the Board to respond to Parent's proposal on a fully informed basis.

     On December 5, 2000, a meeting of the Board was held at the offices of Simpson Thacher & Bartlett, the Company's outside legal advisors. At the meeting, Mr. Trivisonno provided a further update regarding the status of discussions with Parent. Representatives of Simpson Thacher & Bartlett reviewed the legal duties of the Board with respect to, among other matters, a potential business combination, including a possible sale of the Company. Mr. Chrenc made a presentation to the Board on behalf of management with respect to the Company's current financial condition, strategic objectives and the outlook for the future. Representatives of Evercore made a presentation that included, among other matters, a review of the historical performance of the Shares, valuation ranges for the Company based on various methodologies, including the values that could be obtained for stockholders pursuant to the Company's existing operating strategy, particularly considering the implementation of "Operation Leading Edge" and other matters, including the eRatings joint venture, historical financial data for the Company and a financial analysis of the $35 per Share offer contained in the November 21 letter from Mr. van den Bergh. The Evercore presentation also included an overview of Parent, including its business, financial position and ability to complete the acquisition, as well as the potential for other offers for the Company, including the most likely interested parties and their financial capacity. Management of the Company and Evercore responded to various questions from the directors regarding the presentation and other matters. The Board considered the benefits and risks of soliciting indications of interest from additional parties. The Board took into account, among other factors, Evercore's advice with respect to the best process to maximize value and the extent to which entering into discussions with other potential bidders could jeopardize discussions with Parent and materially disrupt the Company's business and operations. The Board discussed, among other things, whether this was an opportune time to sell the Company. Mr. Doppelt and representatives of Simpson Thacher & Bartlett reviewed certain legal and regulatory issues relating to any potential transaction, including certainty of closing, the ability of the Board to consider superior proposals in a meaningful manner and requirements that might be applicable to Parent such as Works' Council approvals. Management of the Company reviewed the Company's current position and future challenges and opportunities. Management, Evercore and representatives of Simpson Thacher & Bartlett responded to questions from the Board. The Board authorized management to continue discussions, particularly with regard to increasing the offer price and addressing the legal and regulatory issues reviewed by Simpson Thacher & Bartlett.

     On the afternoon of December 5, 2000, representatives of Evercore called representatives of Merrill Lynch and indicated that the Company was seeking a price closer to $40 per share than $35. Representatives of Merrill Lynch indicated that Parent's Supervisory Board had approved a transaction for $35 per Share and that Parent would not be willing to pay a price closer to $40 than $35. Evercore indicated further that the

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Company would expect Parent to sign a confidentiality agreement containing a standstill provision and also outlined certain material elements of a transaction from the Company's perspective, including those pertaining to (i) the size of any termination fee and the Company's ability to respond to superior proposals, (ii) the precise nature, extent and duration of Parent's due diligence investigation, (iii) existing employee arrangements being honored without waiver of existing rights and (iv) other material terms. With respect to a number of these contractual provisions Evercore suggested Parent's acquisition of Nielsen Media Research, Inc. in 1999 as an appropriate precedent.

     On the morning of December 7, 2000, Merrill Lynch called Evercore and indicated that Parent would be willing to pay $36 per Share. Merrill Lynch added that the offer was subject to Parent reaching understandings regarding the employment status of certain key executives, confirmatory due diligence and Supervisory Board approval. Merrill Lynch added that Parent would agree to terms and conditions similar to the agreement with respect to its acquisition of Nielsen Media Research, Inc. and stated that Parent was seeking to commence due diligence immediately. Evercore indicated that $36 per Share was a lower value than they thought acceptable from the perspective of the Company. Later in the day, a representative of Evercore called a representative of Merrill Lynch and stated that the Company was seeking $37.50 per Share. Evercore suggested that Mr. Trivisonno and Mr. Hobbs should have a conversation to further discuss price.

     On the evening of December 7, 2000, Mr. Hobbs telephoned Mr. Trivisonno. Mr. Hobbs and Mr. Trivisonno agreed on a price of $36.75 per Share, subject to approval by their respective Boards, provided that no "surprises" were discovered during Parent's due diligence investigation.

     On December 8, 2000, the parties entered into a confidentiality agreement, which contained a customary standstill provision requested by the Company and superceded the January 5, 2000 confidentiality agreement between the parties.

     Beginning on December 8, 2000, Parent conducted a due diligence review of the Company, which included additional meetings with various Company executives and a review of documents provided by the Company.

     On December 10, 2000, Shearman & Sterling delivered a draft merger agreement to the Company and its advisors. Between December 10 and December 17, the outside legal counsel of the Company and Parent, in consultation with respective management and financial advisors, negotiated the terms of the merger agreement. Towards the end of this period, after negotiation, the parties agreed on a termination fee of $60 million.

     On December 11, 2000, a telephonic meeting of the Board was held. Mr. Trivisonno and Evercore updated the Board on developments since the December 5 Board meeting. In addition, the Company's management and its financial and legal advisors responded to questions from the Board. Following discussions, the Board authorized management to continue discussions with the representatives of Parent.

     On December 12, 2000, the Supervisory Board of Parent met to consider the proposed acquisition of the Company. After the meeting, a representative of Parent advised the Company that the Supervisory Board had authorized a transaction to acquire all of the outstanding Shares of the Company.

     On December 14, 2000, a regular meeting of the Board was held in Stamford, Connecticut. Mr. Trivisonno provided an update on the status of the negotiations with Parent. Representatives of Simpson Thacher & Bartlett summarized the principal terms and conditions of the then current draft of the merger agreement, and outlined the open issues with respect to the merger agreement. Mr. Doppelt and Representatives of Simpson Thacher & Bartlett reviewed the legal and regulatory issues relating to the proposed transaction and they responded to questions from the Board. Representatives of Evercore presented analyses with respect to fairness and responded to questions from the Board regarding certain of these analyses. Evercore also indicated that, subject to their review of final transaction documents, they would be prepared to render an opinion to the Board that, as of the date of the Merger Agreement, the consideration to be received by the stockholders of the Company in the Offer and the Merger was fair, from a financial point of view, to the stockholders of the Company. After further discussion, with respect to the risks and benefits of proceeding with a transaction, the Board authorized management to finalize the terms of the proposed transaction.
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

     On December 17, 2000, a telephonic meeting of the Board was convened. Mr. Trivisonno reported on the progress since December 14 and described management's rationale for a transaction between the Company and Parent. Representatives of Simpson Thacher & Bartlett updated the Board on the final terms and conditions of the Merger Agreement. Representatives of Evercore delivered its opinion that the consideration to be received by the stockholders in the Offer and the Merger was fair from a financial point of view to the stockholders of the Company as well as the underlying analyses. Mr. Doppelt reviewed the terms of employment arrangements between the Company and certain executives which were to be entered into at the request of Parent. The Board discussed the proposed transaction and the Company's management and its financial and legal advisors responded to questions from the Board. The Board then unanimously approved and declared the advisability of the terms and conditions of the Merger Agreement and all of the transactions contemplated thereby and recommended that the stockholders of the Company tender their Shares in the Offer.

     The Merger Agreement was executed by the parties during the evening of December 17, 2000.

  (b) (II) Reasons for the Recommendation of the Board of Directors

     In making the determination and recommendation described above, the Board considered a number of factors, including, without limitation, the following:

     - the price being paid for each Share in the transaction which represents
       (a) a premium of 49.2% over the closing sale price of $24.625 on the New York Stock Exchange on December 15, 2000 (the trading day immediately prior to the date on which the Company announced it had entered into the Merger Agreement) and (b) a premium of 60.3% over the average closing sale price of $22.93 for the 52-week period prior to December 15, 2000;

     - the price being paid in the transaction represents a 16% premium over the all-time closing high of $31.69 for historical market prices for the Shares;

     - the opinion of Evercore, dated as of December 17, 2000, to the effect that as of such date the $36.75 per Share to be received by the holders of Common Stock in the Offer and the Merger was fair to such holders from a financial point of view (the full text of the written opinion of Evercore, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with such opinion, is attached hereto as Annex A; holders of Shares are encouraged to read such opinion in its entirety);

     - the Company's business, its current financial condition and results of operations, and its future prospects, and the Board's belief, on the basis of their familiarity with these matters, that the consideration to be received by the Company's stockholders in the transaction fairly reflects the Company's intrinsic value, including its potential for future growth;

     - possible alternatives to the sale of the entire Company, including continuing to operate the Company as it has in the past, which the Board determined, after considering the advice of its financial advisor, not to pursue in light of its belief that pursuing the transaction with Parent represented the best means to maximize stockholder value;

     - the risks associated with the Litigation;

     - the certainty of value represented by the all-cash consideration offered by Parent;

     - that while the Company is prohibited from soliciting or encouraging acquisition proposals, the Company is permitted to furnish information concerning the Company to a third party who contacts the Company on an unsolicited basis and may engage in discussions or negotiations with a third party to the extent the Board, after receiving advice from its outside counsel, concludes in good faith that such action is reasonably necessary for the Board to act in a manner consistent with its fiduciary obligations;

     - the ability of the Company to terminate the Merger Agreement in order to accept a Superior Proposal;

     - the $60 million termination fee demanded by Parent and the Board's conclusion that, based on the advice of Evercore, such amount should not significantly deter any third party with serious interest in bidding for the Company and is reasonable in light of the benefits of the Offer and the Merger;

     - the limited number of instances in which a termination fee is payable by the Company;

     - the agreement of Parent not to commence the Offer prior to the fifth business day after the announcement of the Merger Agreement, which would permit any party interested in acquiring the Company at least 25 business days to prepare and communicate an acquisition proposal following announcement of the transaction;

     - the fact that various provisions of the Merger Agreement impose obligations on Parent that improve the certainty of closing the transaction;

     - the absence of a financing condition on Parent's obligation to consummate the Offer;

     - the agreement of Parent to pay $60 million to the Company if the Offer is not consummated due to Parent's condition relating to the Central Works' Council of Parent not being satisfied with respect to Parent's financing arrangements;

     - the limited number and nature of other conditions to Parent's obligation to consummate the Offer; and

     - the other terms and conditions of the Offer and the Merger.

     The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

  (c) Intent to Tender.

     After reasonable inquiry and to the best of the Company's knowledge, each executive officer and director of the Company currently intends to tender all Shares owned by such person to the Purchaser pursuant to the Offer, except for persons who would by tendering incur liability under Section 16(b) of the Exchange Act (which persons intend, if applicable, to vote their Shares in favor of the Merger).

ITEM 5.  PERSONS/ASSETS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     Pursuant to the terms of the engagement letter dated December 5, 2000, the Company has retained Evercore to render financial advisory services to the Company, and in accordance with such engagement, Evercore has advised the Company with respect to the Offer and related matters.

     Evercore is entitled to receive a fee equal to $2,000,000 for delivering the fairness opinion attached hereto as Annex A. In addition, Evercore will be entitled to receive a fee equal to $9,500,000 (less any amount previously paid upon the delivery of a fairness opinion) in connection with any business combination transaction, such as the Offer and the Merger, such fee to be contingent upon the consummation of the transaction and payable at the closing thereof.

     The Company has also agreed to reimburse Evercore for its reasonable expenses, including professional and legal fees and disbursements, and to indemnify Evercore and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

     Except as described above, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     There have been no transactions in Shares that were effected during the past 60 days by the Company (except for issuances of Shares in the ordinary course of business under the Company's Employee Stock

Ownership Plan) or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     The Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (3) a purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (4) any material change in the present dividend policy, indebtedness or capitalization of the Company.

     There are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8.  ADDITIONAL INFORMATION.

  (a) Delaware General Corporation Law.

     Under the DGCL, if the Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, the Purchaser will be able to effect the Merger after consummation of the Offer without the approval of the Company's stockholders. However, if the Purchaser does not acquire at least 90% of the Shares pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger.

     The Purchaser and Parent have each agreed to cause all of the Shares owned by them to be voted in favor of the adoption of the Merger Agreement, so stockholder approval of the Merger is assured if the Minimum Condition has been satisfied and the Offer is completed.

  (b) Antitrust Matters.

     Under the Hart-Scott-Rodino Antitrust Improvements Act (the "HSR Act") and the rules that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The acquisition of Shares by Purchaser pursuant to the Offer are subject to such requirements.

     Parent has advised the Company that, pursuant to the HSR Act, on December 18, 2000, Parent filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. Under the provisions of the HSR Act applicable to the Offer, the purchase of Shares pursuant to the Offer may not be consummated until the expiration of a 15-calendar day waiting period following the filing by Parent. Accordingly, the waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 p.m., New York City time, on January 1, 2001, unless such waiting period is earlier terminated by the FTC and the Antitrust Division or extended by a request from the FTC or the Antitrust Division for additional information or documentary material prior to the expiration of the waiting period. Parent has advised the Company that, pursuant to the HSR Act, Parent has requested early termination of the waiting period applicable to the Offer. There can be no assurance, however, that the 15-day HSR Act waiting period will be terminated early. If either the FTC or the Antitrust Division were to request additional information or documentary material from Parent with respect to the Offer, the waiting period with respect to the Offer would expire at 11:59 p.m., New York City time, on the tenth calendar day after the date of substantial compliance with such request. Thereafter, the waiting period could be extended only by court order. If the acquisition of Shares is delayed pursuant to a request by the FTC or the Antitrust Division for additional information or documentary material pursuant to the HSR Act, the Offer may, but need not, be extended and, in any event, the purchase of and payment for Shares will be deferred until 10 days after the request is substantially complied with, unless the waiting period is sooner terminated by the FTC and the Antitrust Division. Only one extension of such waiting period pursuant to a request for additional information is authorized by the HSR Act and the rules promulgated thereunder, except by court order. Any such extension of the waiting period will not give rise to any withdrawal rights not otherwise provided for by applicable law. See Section 4 of the Offer to Purchase. It is a condition to the Offer that the waiting period applicable under the HSR Act to the Offer expire or be terminated. See Section 1 and Section 14 of the Offer to Purchase.

     The FTC and the Antitrust Division frequently scrutinize the legality under the antitrust laws of transactions such as the proposed acquisition of Shares by Purchaser pursuant to the Offer. At any time before or after the purchase of Shares pursuant to the Offer by Purchaser, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking the divestiture of Shares purchased by Purchaser or the divestiture of substantial assets of Parent, the Company or their respective subsidiaries. Private parties and state attorneys general may also bring legal action under federal or state antitrust laws under certain circumstances. Based upon an examination of information available to Parent and the Company relating to the businesses in which Parent, the Company and their respective subsidiaries are engaged, the Company believes, and it has been informed by Parent and Purchaser that Parent and Purchaser believe, that the Offer will not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, what the result would be. See Section 14 of the Offer to Purchase for certain conditions to the Offer, including conditions with respect to litigation.

     The consummation of the Merger is also contingent upon confirmation from the European Commission under the EU Merger Regulation, that the Merger does not create or strengthen a dominant position as a result of which effective competition would be significantly impeded in the European common market. Parent and the Company will jointly prepare and file with the European Commission the required notification of the Merger. The European Commission has one month from the date on which such information is supplied in which to complete its preliminary investigation into the Merger. If, following such one-month period, the European Commission considers that it needs to examine the Merger more closely, it may initiate a Phase II investigation; if it does initiate a Phase II investigation, the European Commission must make a final determination as to whether or not the Merger is compatible with the European common market no later than four months after the initiation of such investigation. If the European Commission does not make a decision within this four-month period, the Merger would automatically be deemed to be compatible with the European common market and would be allowed to proceed. Parent and the Company believe it is likely that the European Commission will determine that the Merger is compatible with the common market. However, no assurance can be given that the European Commission will not impose certain conditions or restrictions on the Merger.

     Parent and the Company have determined that approvals (or expiration of any waiting periods) under the Competition Act of Canada are not required to consummate the Offer or the Merger.

  (c) Purchaser's Designation of Persons to be Elected to the Board of Directors.

     The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Purchaser pursuant to the Merger Agreement of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

ITEM 9.  EXHIBITS.

     The following exhibits are filed herewith:

      (a)(1) Offer to Purchase, dated December 22, 2000 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO of Purchaser filed on December 22, 2000).
      (a)(2) Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO of Purchaser filed on December 22, 2000).
      (a)(3)  Letter to Stockholders dated December 22, 2000. +
      (a)(4) Press Release, dated December 18, 2000 (incorporated by reference to Exhibit 99.1 to the Form 8-K of the Company filed on December 20, 2000).
      (a)(5)  Opinion of Evercore Group Inc. dated as of December 17, 2000
              (included as Annex A to this Statement).+
      (e)(1) Agreement and Plan of Merger dated as of December 17, 2000 among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(i) to the Schedule TO of Purchaser filed on December 22, 2000).
      (e)(2)  Information Statement Pursuant to Section 14(f) of the
              Exchange Act and Rule 14f-1 thereunder (included as Annex B to this Statement).+
      (e)(3)  Letter Agreement, dated December 17, 2000, between the
              Company and Earl Doppelt.
      (e)(4)  Letter Agreement, dated December 17, 2000, between the
              Company and Michael Connors.
      (e)(5)  Letter Agreement, dated December 17, 2000, between the
              Company and Robert Chrenc.
      (e)(6)  Letter Agreement, dated December 17, 2000, between the
              Company and Nicholas Trivisonno.

---------------
+ Included in copy mailed to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ACNIELSEN CORPORATION

                                          By: /s/ Earl H. Doppelt
                                            ------------------------------------
                                            Name: Earl H. Doppelt
                                            Title: Executive Vice President and
                                              General Counsel

Dated: December 22, 2000

E V E R C O R E  G R O U P                                               ANNEX A

                                                               December 17, 2000

Board of Directors
ACNielsen Corporation
177 Broad Street
Stamford, CT 06901

Members of the Board of Directors:

     We understand that ACNielsen Corporation ("ACNielsen" or the "Company"), VNU NV ("VNU") and Artist Acquisition, Inc., a wholly owned subsidiary of VNU ("Acquisition Sub") propose to enter into an Agreement and Plan of Merger dated as of December 17, 2000 (the "Merger Agreement"), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the "Tender Offer") for all outstanding shares of Common Stock, par value $0.01 per share, of the Company (the "Shares") for $36.75 per share in cash, and (ii) the subsequent merger (the "Merger") of Acquisition Sub with and into the Company. The transactions contemplated by the Merger Agreement, including without limitation the Tender Offer and the Merger, are referred to jointly as the "Transaction". Pursuant to the Merger, ACNielsen will become a wholly owned subsidiary of VNU and each of the Shares, other than shares held in treasury or held by VNU or any subsidiary of VNU or as to which dissenters' rights have been perfected, will be converted into the right to receive $36.75 per share in cash (the "Merger Consideration"). The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

     You have asked us whether, in our opinion, the Merger Consideration to be paid pursuant to the Tender Offer and the Merger is fair, from a financial point of view as of the date hereof, to the holders of the Shares.

     In connection with rendering our opinion, we have, among other things:

     (i) Analyzed certain publicly available financial statements and other information relating to ACNielsen;

     (ii) Analyzed certain internal financial statements and other financial and operating data concerning ACNielsen prepared by and furnished to us by the management of ACNielsen;

     (iii) Analyzed certain financial projections concerning ACNielsen prepared by and furnished to us by the management of ACNielsen;

     (iv) Discussed the past and current operations and financial condition and the prospects of ACNielsen with the management of ACNielsen;

     (v) Reviewed the reported prices and trading activity of the Common Stock of ACNielsen;

     (vi) Compared the financial performance of ACNielsen and the prices and trading activity of the Common Stock of ACNielsen with that of certain other comparable publicly-traded companies and their securities;

     (vii) Reviewed the financial terms, to the extent available, of certain comparable transactions;

     (viii) Participated in discussions and negotiations among representatives of ACNielsen, VNU, and their advisers;

     (ix) Reviewed the Merger Agreement, and the related exhibits and schedules in substantially final form and have assumed that the final form of such Merger Agreement, exhibits and schedules will not vary in any respect material to our analysis; and

     (x) Performed such other analyses and examinations and considered such other factors as we have in our sole judgment deemed appropriate.

     For purposes of our analysis and opinion, we have not assumed any responsibility for independently verifying the accuracy and completeness of the information reviewed by us or reviewed for us. With respect to the financial projections of ACNielsen which were furnished to us, we have assumed that such financial projections have been reasonably prepared by ACNielsen, on bases reflecting the best currently available estimates and good faith judgments of the future competitive, operating and regulatory environments and related financial performance of ACNielsen. We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities of ACNielsen, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information and the Merger Agreement and related exhibits and schedules thereto made available to us as of the date hereof. Our opinion does not address ACNielsen's underlying business decision to effect the Transaction nor constitute a recommendation to any ACNielsen shareholder as to how such holder should respond to the Tender Offer.

     In connection with the Transaction, we have not been authorized by the Board of Directors to solicit, nor have we solicited, third party indications of interest for the acquisition of all or any part of the Company. Additionally, we have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness from a financial point of view of the Merger Consideration to be received by the holders of the Shares pursuant to the Tender Offer and the Merger.

     We have acted as financial advisor to the Board of Directors of ACNielsen in connection with the Transaction and will receive fees for our services upon the rendering of this opinion and upon the consummation of the Merger. In the past, Evercore Group Inc. and its affiliates have provided financial advisory services to ACNielsen and have received fees for the rendering of these services.

     It is understood that this letter is for the information and benefit of the Board of Directors of ACNielsen and may not be quoted or referred to or relied upon or used for any other purpose without our prior written consent, provided that we hereby consent to the inclusion of the text of this opinion and to a reference to or description of this opinion in any document delivered to the shareholders of ACNielsen in connection with the Transaction. This opinion is not intended to confer any rights or remedies upon any employee, creditor or shareholder of ACNielsen or any other party.

     Based upon and subject to the foregoing, it is our opinion that as of the date hereof, the Merger Consideration to be received by the holders of the Shares pursuant to the Tender Offer and the Merger is fair, from a financial point of view, to the holders of the Shares.

                                          Very truly yours,

                                          Evercore Group Inc.

                                          By: /s/ DAVID G. OFFENSEND
                                            ------------------------------------
                                            David G. Offensend
                                            Vice Chairman

                                                                         ANNEX B

                             ACNIELSEN CORPORATION
                                177 BROAD STREET
                          STAMFORD, CONNECTICUT 06901
                                 (203) 961-3000

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement ("Information Statement") is being mailed on or about December 22, 2000, as part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") to the holders of shares of common stock, $.01 par value per share (the "Common Stock"), of ACNielsen Corporation (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by VNU N.V. ("Parent") to a majority of the seats on the Board of Directors (the "Board") of the Company. On December 17, 2000, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Artist Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Parent, pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of Common Stock, including the associated Preferred Share Purchase Rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to a Rights Agreement, dated as of October 17, 1996, between the Company and First Chicago Trust Company of New York, in each case, net to the seller in cash, upon the terms and conditions set forth in the Purchaser's Offer to Purchase, dated December 22, 2000, and in the related Letter of Transmittal (which, together with any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(i) and (a)(1)(ii) respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by the Purchaser with the Securities and Exchange Commission (the "Commission") on December 22, 2000. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), the Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each Share issued and outstanding immediately prior to the Effective Time (other than Shares that are owned by the Company or any subsidiaries of the Company and Shares held by stockholders of the Company who did not vote in favor of the Merger Agreement and who comply with all of the relevant provisions of Section 262 of the DCGL) will be converted into the right to receive the merger consideration of $36.75 per Share.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement is attached as Annex B, which was filed by the Company with the Commission on December 22, 2000 and which is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, the Purchaser or the Parent Designees (as defined below) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 22, 2000. The Offer is currently scheduled to expire at 12:00 midnight, New York City time, on January 23, 2001, unless extended.

                                    GENERAL

     The Common Stock is the only class of voting securities of the Company outstanding. The holders of a majority of the outstanding Shares represented in person or by proxy will constitute a quorum. Each stockholder is entitled to one vote per Share. Assuming the presence of a quorum, the affirmative vote of a plurality in interest of the stockholders present in person or by proxy and entitled to vote thereon is required to elect directors. As of November 30, 2000, there were 57,830,966 Shares outstanding and 16,604,442 Shares were reserved for issuance pursuant to the exercise of options (of which there are options to purchase 12,942,060 Shares outstanding), of which Parent and the Purchaser own no Shares as of the date hereof.

               RIGHTS TO DESIGNATE DIRECTORS AND PARENT DESIGNEES

     The Merger Agreement provides that, promptly upon the consummation of the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Company's Board (determined after giving effect to any increase in the size of such Board pursuant to this sentence) multiplied by the percentage that the number of Shares beneficially owned by Purchaser at such time bears to the total number of Shares then outstanding; provided that in no event shall Parent's designees (the "Designees") constitute less than a majority of the entire Board. In futherance thereof, the Company shall, upon the request of Parent, promptly use its reasonable best efforts to secure the resignations of such number of its existing directors or increase the size of the Board; provided, however, that prior to the Effective Time the Company and Parent shall use their respective best efforts to ensure that at least two of the members of the Board shall at all times prior to the consummation of the Merger be directors of the Company who were directors of the Company on December 17, 2000.

     Parent has informed the Company that it will choose the Designees from the directors and executive officers of certain affiliates of Parent listed in
Schedule I attached hereto. Parent has informed the Company that each of the directors and executive officers listed in Schedule I has consented to act as a director if so designated. The business address of Parent is Ceylonpoort 5-25, 2037 AA Haarlem, The Netherlands and the business address of Purchaser is 770 Broadway, New York, New York 10003-9595.

     It is expected that the Designees may assume office at any time following the purchase by Purchaser pursuant to the Offer of such number of Shares representing not less than a majority of the outstanding shares of Common Stock on a fully-diluted basis and that upon assuming office Designees will thereafter constitute at least a majority of the Board.

                        DIRECTORS AND EXECUTIVE OFFICERS

THE CURRENT MEMBERS OF THE BOARD

     The Board currently consists of eleven members in three classes. The names of the current directors, their ages as of December 18, 2000 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of the Shares by the Purchaser pursuant to the Offer.

  Class I Directors Holding Office for Terms Expiring at the 2003 Annual Meeting

                        POSITIONS WITH    DIRECTOR    PRINCIPAL OCCUPATION                OTHER
        NAME              THE COMPANY      SINCE     DURING LAST FIVE YEARS  AGE      DIRECTORSHIPS
---------------------   --------------    --------   ----------------------  ---      -------------
Donald W. Griffin      Director            1996      Chairman, President      63  Eastman Chemical
                                                     and Chief Executive          Company; Olin
                                                     Officer, Olin                Corporation.
                                                     Corporation
                                                     (manufacturer of
                                                     chemicals, metals and
                                                     ammunition), 4/96 to
                                                     present; President and
                                                     Chief Executive
                                                     Officer, 1/96 to 4/96;
                                                     President and Chief
                                                     Operating Officer,
                                                     2/94 to 12/95.
Robert M. Hendrickson  Director            1996      President, Juno          71
                                                     Capital Partners, Ltd.
                                                     (corporate finance and
                                                     investment management
                                                     consulting), 4/88 to
                                                     present; Chairman,
                                                     Juno Land Investment
                                                     Corporation
                                                     (residential real
                                                     estate development),
                                                     1/90 to present;
                                                     President, Juno Land
                                                     Development
                                                     Corporation
                                                     (commercial real
                                                     estate development),
                                                     7/96 to present.
Brian B. Pemberton     Director            1996      President and Chief      56  ROHN Industries, Inc.
                                                     Executive Officer,
                                                     ROHN Industries, Inc.
                                                     (manufacturer of
                                                     cellular and PCS
                                                     industry towers and
                                                     shelters), 4/97 to
                                                     present; business
                                                     consultant, 1/97 to
                                                     4/97;
                                                     President -- SKYCELL
                                                     Services, American
                                                     Mobile Satellite
                                                     Corporation (mobile
                                                     communications), 8/96
                                                     to 12/96; President
                                                     and Chief Executive
                                                     Officer, 4/95 to 8/96.
Nicholas L.            Chairman, Chief     1996      Chairman and Chief       53  Rayonier Inc.
  Trivisonno           Executive Officer             Executive Officer,
                       and Director                  ACNielsen, 5/96 to
                                                     present; Executive
                                                     Vice
                                                     President -- Finance
                                                     and Chief Financial
                                                     Officer, The Dun &
                                                     Bradstreet Corporation
                                                     (business
                                                     information), 9/95 to
                                                     11/96.

  Class II Directors Holding Office for Terms Expiring at the 2001 Annual
Meeting

                        POSITIONS WITH    DIRECTOR    PRINCIPAL OCCUPATION                 OTHER
        NAME              THE COMPANY      SINCE     DURING LAST FIVE YEARS  AGE       DIRECTORSHIPS
---------------------   --------------    --------   ----------------------  ---       -------------
Robert H. Beeby        Director             1996     Retired CEO,            68    Church & Dwight
                                                     Frito-Lay, Inc. (snack        Company; Modem Media -
                                                     food manufacturer),           Poppe Tyson, Inc.
                                                     1991 to present.
Thomas C. Hays         Director             1996     Business consultant     65    Fortune Brands, Inc.;
                                                     1/00 to present;              Gallaher Group Plc.
                                                     former Chairman and
                                                     Chief Executive
                                                     Officer, Fortune
                                                     Brands, Inc. (consumer
                                                     products), 1/95 to
                                                     12/99.
John R. Meyer          Director             1996     Professor Emeritus,     73    The MONY Group Inc.
                                                     Harvard University,
                                                     1/97 to present;
                                                     Professor, Harvard
                                                     University, 7/73 to
                                                     12/96.

  Class III Directors Holding Office for Terms Expiring at the 2002 Annual
Meeting

                        POSITIONS WITH    DIRECTOR    PRINCIPAL OCCUPATION                 OTHER
        NAME              THE COMPANY      SINCE     DURING LAST FIVE YEARS  AGE       DIRECTORSHIPS
---------------------   --------------    --------   ----------------------  ---       -------------
Michael P. Connors     Vice Chairman and    1996     Vice Chairman,          45    NetRatings, Inc.
                       Director                      ACNielsen, 5/96 to
                                                     present, Senior Vice
                                                     President, The Dun &
                                                     Bradstreet Corporation
                                                     (business
                                                     information), 4/95 to
                                                     11/96.
Karen L. Hendricks     Director             1996     Chairman, President     52    Baldwin Piano & Organ
                                                     and Chief Executive           Company
                                                     Officer, Baldwin Piano
                                                     & Organ Company
                                                     (manufacturer of
                                                     musical instruments),
                                                     1/97 to present;
                                                     President and Chief
                                                     Executive Officer,
                                                     11/94 to 1/97.
Robert Holland, Jr.    Director             1996     President and Chief     60    Carver Bancorp;
                                                     Executive Officer,            Lexmark International,
                                                     WorkPlace Integrators         Inc.; Tricon Global
                                                     (office furniture             Restaurants, Inc.
                                                     dealer), 6/97 to
                                                     present; Chairman,
                                                     Rokher-J, Inc.
                                                     (management
                                                     consulting), 10/96 to
                                                     6/97; President and
                                                     Chief Executive
                                                     Officer, Ben & Jerry's
                                                     Homemade, Inc. (ice
                                                     cream and frozen
                                                     desserts), 2/95 to
                                                     10/96.
Robert N. Thurston     Director             1996     Business consultant,    68    Ag-Bag International
                                                     1985 to present;              Ltd.; McDonald's
                                                     former Executive Vice         Corporation.
                                                     President, The Quaker
                                                     Oats Company.

COMMITTEES OF THE BOARD AND MEETINGS

     The Audit and Finance Committee of the Board monitors the adequacy of the Company's internal controls for purposes of verifying that the Company's financial statements are prepared in accordance with generally accepted accounting principles. It also reviews key financial aspects of the Company's business. The Committee also recommends the appointment of the Company's independent public accountants to the full Board. The Committee consists of Messrs. Hendrickson (Chairman), Griffin, Hendricks, Holland, Meyer and Pemberton. The Audit and Finance Committee held four meetings during 1999.

     The Compensation Committee approves the annual compensation and benefits of the Company's senior executives and administers the Company's compensation and benefit plans. The Committee consists of Messrs. Thurston (Chairman), Beeby, Griffin, Hays and Pemberton. The Compensation Committee held four meetings during 1999.

     The Nominating Committee considers and makes recommendations to the Board regarding Board of Directors' qualifications, structure and membership. The Committee consists of Messrs. Hays (Chairman), Beeby, Hendrickson and Meyer. The Nominating Committee held two meetings in 1999. Shareholders may recommend nominees to the Nominating Committee by submitting the names in writing to:
Thomas C. Hays, Chairman of the Nominating Committee, ACNielsen Corporation, 177 Broad Street, Stamford, CT 06901. The Company's by-laws specify certain time limitations, notice requirements and other procedures applicable to the submission of nominations before an Annual or Special Meeting.

     Six meetings of the Board were held during 1999. No director attended fewer than 75% of the total number of meetings of the Board and of the Committees of the Board on which the director serves.

                      INFORMATION ABOUT EXECUTIVE OFFICERS

EXECUTIVE OFFICERS

     The following individuals currently serve as executive officers of the
Company:

                                                                PRINCIPAL OCCUPATIONAL DURING
NAME                                     POSITION                      LAST FIVE YEARS
----                                     --------               -----------------------------
Nicholas L. Trivisonno.......  Chairman and Chief Executive     President and Chief Executive
                                 Officer; Director              Officer, 5/96 to present;
                                                                Executive Vice President --
                                                                Finance and Chief Financial
                                                                Officer, The Dun & Bradstreet
                                                                Corporation (business
                                                                information), 9/95 to 11/96.
Michael P. Connors...........  Vice Chairman; Director          Vice Chairman, 5/96 to
                                                                present; Senior Vice
                                                                President, The Dun &
                                                                Bradstreet Corporation
                                                                (business information), 4/95
                                                                to 11/96
Robert J. Chrenc.............  Executive Vice President and     Executive Vice President and
                                 Chief Financial Officer        Chief Financial Officer, 6/96
                                                                to present; Partner, Arthur
                                                                Andersen LLP (accounting),
                                                                9/79 to 5/96.
Earl H. Doppelt..............  Executive Vice President and     Executive Vice President and
                                 General Counsel                General Counsel, 5/96 to
                                                                present; Senior Vice
                                                                President and General
                                                                Counsel, The Dun & Bradstreet
                                                                Corporation (business
                                                                information), 5/94 to 11/96.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

REPORT OF THE COMPENSATION COMMITTEE

     This report to shareholders reviews the decisions made and actions taken by the Compensation Committee of the Board (the "Committee") as they relate to the compensation of the Chairman and Chief Executive Officer and the other executive officers, all of whom are named in the Summary Compensation Table (the "named officers"), for the period from January 1, 1999 to December 31, 1999.

     The Committee's oversight of the Company's executive compensation program was directed by an overall philosophy intended to meet the following important criteria: (i) enable the Company to retain and attract the necessary strategic leadership resources; and (ii) directly link management compensation to the Company's financial performance and shareholder value appreciation. In all its executive compensation determinations, the Committee considered the nature of the financial and operational challenges and opportunities facing the Company.

EXECUTIVE COMPENSATION PROGRAM -- OVERVIEW AND ACTIONS

     During 1999, the executive compensation program for the named officers was comprised of two principal elements: annual cash compensation (consisting of base salaries and annual incentives) and long-term incentives (consisting of two-year cash awards and stock options). These plans were each designed to further the shareholders' interests by facilitating the employment of talented executives and motivating them to achieve superior levels of performance. An overview of each of these elements and the specific actions taken is provided below.

ANNUAL CASH COMPENSATION

     Annual cash compensation for the named officers consists of base salary and an annual at-risk incentive.

     In December of 1998, the Committee set base salary levels and annual incentive targets for the named officers for the period through December 31, 1999. In making its determinations at that time, the Committee assessed the Company's business results, individual performance and increases in responsibility of the named officers since pay was last set in 1996. It also examined pay data provided by an independent executive compensation consultant for similar or related positions in a 28-company sample of consumer packaged goods companies and 46 other companies and reviewed such data with the consultant.

     The Committee considered these companies to be relevant competitive frames of reference for the period commencing January 1, 1999 and ending December 31, 1999 as their pay reflected compensation levels for the labor market within which the Company competed for executive talent. The Committee is aware that this comparison group differs from that used for relative shareholder return comparison purposes in this proxy statement's performance graph. The Committee believes that the performance graph peer group does not reflect the labor market within which the Company competed for executive resources.

     The annual incentive links the award of each named officer to performance measures most appropriate to his responsibilities. To focus efforts on overall Company objectives, their awards were tied to corporate performance, as defined by revenue, operating income and net income, employee satisfaction, and their contributions toward the Company's achievements in 1999 including the (i) continued improvement in product quality and client satisfaction levels; (ii) successful integration and growth of acquired businesses; (iii) the implementation of several global initiatives intended to expand and improve existing products and services and ensure consistency and excellence of the Company brand throughout all operating regions; and (iv) expansion of our market research business into advertising and audience measurement on the Internet.

LONG-TERM INCENTIVE COMPENSATION

     The Company provided the named officers and other executives with incentives linked to longer-term corporate performance through the 1999-2000 incentive described below and through equity-based incentives. The combination of these two key elements is intended to enable the named officers to benefit accordingly when meaningful shareholder wealth is created, and directly link a significant portion of total and at-risk compensation to the Company's long-term stock performance.

1999-2000 INCENTIVE

     The Company's 1999-2000 incentive program reinforces the shared imperatives of its executives by linking rewards to the Company's consolidated results and focuses the named officers on enhancing longer-term shareholder value. Incentives are tied to the Company's achievement, over a two-year period, of its earnings per share and return on investment targets as well as to the Company's share price. The Committee approved the adoption of this program, specific incentive targets for the named officers and performance objectives for the 1999-2000 performance period in December 1998.

STOCK OPTIONS

     The Company's equity-based incentive plan provides the named officers with stock option-based incentives and is designed to provide periodic grants of options to acquire Common Stock.

     In connection with the Spin-Off, grants of new stock options were made to the named officers in 1996. These grants anticipated no additional stock option grants to the named officers prior to November 1999. In December 1999, the Committee granted stock options to the named officers as set forth in the option grant table in this proxy statement. In general, these grants will vest 50% on the second anniversary of the grant and 25% on each of the third and fourth anniversaries. A portion of the options, however, will become exercisable in accordance with this vesting schedule only if the average of the high and low prices of the Common Stock attains $32.75 (a 40% increase over the grant price) for each of five consecutive trading days. If this price is not achieved, these options will vest 9 1/2 years after their grant.

     The option grants were designed to maximize the incentive to increase the value of the Company to its shareholders and recognized that the executive compensation program anticipates no additional stock option grants to the named officers prior to December 2001.

COMPENSATION FOR THE CHIEF EXECUTIVE OFFICER

     In November 1996, the Committee set the base salary and annual incentive target for the Company's Chairman and Chief Executive Officer, Nicholas L. Trivisonno. In accordance with the compensation program implemented at the time, no adjustments were made to Mr. Trivisonno's base salary or annual incentive target through December 31, 1998. As indicated above, the Committee, after considering a number of factors, set a new base salary level and annual incentive target for the 1999 calendar year.

     The Committee awarded Mr. Trivisonno an annual incentive of $950,000 for 1999 based on its assessment of the Company's financial performance as having substantially met its revenue, operating income and employee satisfaction performance targets and exceeded its net income target. As indicated above, a number of other factors were considered by the Committee in granting the annual incentive and Mr. Trivisonno made significant contributions towards the Company's achievements with the respect to each of the factors described.

$1 MILLION DEDUCTION LIMIT

     Section 162(m) of the Internal Revenue Code (the "Code") limits deductibility of certain compensation for the Chief Executive Officer and the additional four executive officers who are highest paid and employed at year-end to $1 million per year per executive. The $1 million limit on deductibility does not apply to compensation that meets the requirements for qualified performance-based compensation as further described under the Code.

     The 1996 ACNielsen Corporation Senior Executive Incentive Plan (the "Senior Executive Incentive Plan") and the 1996 ACNielsen Corporation Key Employees' Stock Incentive Plan (the "Key Employees' Stock Incentive Plan"), approved by shareholders at the 1997 annual meeting, enable the Company to meet the conditions to allow compensation under those plans to qualify for tax deductibility under the Code.

IN CONCLUSION

     The Committee believes the executive compensation program described above, through the Committee's administration of the elements of the program, will continue to facilitate the Company's ability to retain, motivate and attract the executive resources required to maximize shareholder returns. The emphasis on variable pay and the direct link to both short- and long-term results, as well as financial and stock performance, links pay to critical measures of Company performance.

THE COMPENSATION COMMITTEE

     Robert N. Thurston, Chairman
     Robert H. Beeby
     Donald W. Griffin
     Thomas C. Hays
     Brian B. Pemberton

     This graph compares the cumulative total return to shareholders of Common Stock to the cumulative total return of the Standard & Poor's 500 Index, Standard & Poor's 400 Index and a peer group. Since there is no widely recognized standard industry group or index comprising the Company and peer companies, the BusinessWeek magazine Other Services group of companies has been used as the peer group. This is an independently compiled company grouping that includes the Company and 25 other companies. As the Company only commenced regular way trading on the New York Stock Exchange on November 4, 1996, the period covered by the graph begins on that date and ends on December 31, 1999.

                     COMPARISON OF CUMULATIVE TOTAL RETURN
        ACNIELSEN, S&P 500, S&P 400 & BUSINESS WEEK OTHER SERVICES GROUP
[GRAPHIC]

                                             ACNIELSEN               S&P 500                S&P 400                BW GROUP
                                             ---------               -------                -------                --------
11/4/96                                       100.00                  100.00                 100.00                 100.00
12/31/96                                       97.57                  105.19                 105.64                  97.90
12/31/97                                      156.00                  140.27                 139.70                 128.85
12/31/98                                      180.80                  180.36                 166.37                 125.26
12/31/99                                      164.00                  218.31                 190.82                 134.45

THE PEER GROUP IS MADE UP OF COMPANIES IN THE BUSINESS WEEK MAGAZINE OTHER SERVICES GROUP AS PUBLISHED ON DECEMBER 27, 1999. HOWEVER, THE PEER GROUP RETURN FIGURES SHOWN IN THE GRAPH EXCLUDE ACNIELSEN AND ONE COMPANY THAT BEGAN TRADING PUBLICLY DURING 1999. THE GRAPH INCLUDES THE FOLLOWING COMPANIES: ABM INDUSTRIES INC., ADMINISTAFF, INC. (INCLUDED IN 1998 AND 1999 RETURN ONLY; BEGAN TRADING PUBLICLY DURING 1997), AUTONATION INC., BURNS INTERNATIONAL SERVICES, CARMAX GROUP (INCLUDED IN 1998 AND 1999 RETURN ONLY; BEGAN TRADING PUBLICLY DURING
1997), CDI CORPORATION, CENDANT CORPORATION, CINTAS CORPORATION, CONVERGYS CORPORATION (INCLUDED IN 1999 RETURN ONLY; BEGAN TRADING PUBLICLY DURING 1998), GROUP 1 AUTOMOTIVE INC. (INCLUDED IN 1998 AND 1999 RETURN ONLY; BEGAN TRADING PUBLICLY DURING 1997), INTERIM SERVICES INC., KELLY SERVICES INC., MAGELLAN HEALTH SERVICES, MANPOWER INC., MODIS PROFESSIONAL SERVICES, OLSTEN CORPORATION, PITTSTON BRINK'S GROUP, ROBERT HALF INTERNATIONAL INC., SERVICE CORP. INTERNATIONAL, SERVICEMASTER COMPANY, SONIC AUTOMOTIVE INC. (INCLUDED IN 1998 AND 1999 RETURN ONLY; BEGAN TRADING PUBLICLY DURING 1997), STAFFLEASING, INC. (INCLUDED IN 1998 AND 1999 RETURN ONLY; BEGAN TRADING PUBLICLY DURING 1997) UNITED AUTO GROUP, INC. AND WACKENHUT CORPORATION. IN ACCORDANCE WITH SEC REQUIREMENTS, THE RETURN FOR EACH ISSUER IN THE PEER GROUP HAS BEEN WEIGHTED ACCORDING TO ITS STOCK MARKET CAPITALIZATION AT THE BEGINNING OF EACH PERIOD FOR WHICH A RETURN IS INDICATED.